UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 8, 2021 (February 8, 2021)

COHERENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33962	94-1622541
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5100 Patrick Henry Drive

Santa Clara, CA 95054

(Address of principal executive offices)

(408) 764-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	COHR	The NASDAQ Stock Market LLC Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01. Other Events

On February 8, 2021, Coherent, Inc. (“Coherent”) announced that it had received an unsolicited acquisition proposal from MKS Instruments, Inc. (“MKS”). Under the terms of the MKS proposal, each share of Coherent common stock would be exchanged for $115.00 in cash and 0.7473 of a share of MKS common stock, subject to customary conditions including receipt of regulatory and stockholder approvals.

A copy of the press release issued by Coherent is attached hereto as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Important Information and Where You Can Find It

In connection with the proposed transaction between Lumentum Holdings Inc. (“Lumentum”) and Coherent (the “Proposed Transaction”), Lumentum plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If a negotiated transaction between Coherent and MKS is agreed, Coherent and MKS will prepare and file a registration statement that will include a proxy statement/prospectus related to the proposed transaction, the proposed transaction will be submitted to the stockholders of Coherent for their consideration, and Coherent will provide the proxy statement/prospectus to its stockholders. Coherent, and possibly MKS, may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Coherent or MKS may file with the SEC in connection with the proposed transaction. If a negotiated transaction between Coherent and MKS is agreed, investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials with respect to the proposed transaction with MKS carefully in their entirety when they become available before making any voting or investment decision with respect to the proposed transaction with MKS, because they will contain important information about the proposed transaction with MKS.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the determinations made by Coherent’s board of directors following its evaluation of the MKS proposal; actions of Lumentum in response to any discussions with MKS; the results of discussions with MKS; the impact of actions of other parties with respect to any discussions and the potential consummation of the proposed transaction with Lumentum; the outcome of any legal proceedings that could be instituted against Coherent or its directors related to the discussions or the proposed merger agreement with Lumentum; changes in the proposal from MKS; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed merger agreement with Lumentum; the inability to complete the proposed merger with Lumentum due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; the failure of Lumentum to obtain the necessary financing arrangements set forth in the debt commitment letters delivered pursuant to the proposed merger agreement with Lumentum; risks that the proposed transaction with Lumentum disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed merger with Lumentum or the MKS proposal; the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the effects of local and national economic, credit and capital market conditions on the proposed transactions or on the economy in general, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in Coherent’s Annual Report on Form 10-K for the fiscal year ended October 3, 2020 (as amended). The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
99.1	Press Release, dated February 8, 2021
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 8, 2021

COHERENT, INC.

By:	/s/ Bret DiMarco
Bret DiMarco
Executive Vice President, Chief Legal Officer and
Corporate Secretary

EXHIBIT 99.1

Investors: Charlie Koons Brunswick Group (917) 246-1458	Media: Jonathan Doorley / Rebecca Kral Brunswick Group (917) 459-0419 / (917) 818-9002

COHERENT CONFIRMS RECEIPT OF UNSOLICITED PROPOSAL
FROM MKS INSTRUMENTS

Announces Intention to Enter into Discussions with MKS

SANTA CLARA, CA, February 8, 2021 – Coherent, Inc. (NASDAQ: COHR) (“Coherent”) today announced that it has received an unsolicited acquisition proposal from MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) to acquire Coherent in a cash and stock transaction. Under the terms of MKS’ proposal, each share of Coherent common stock would be exchanged for $115.00 in cash and 0.7473 of a share of MKS common stock at the completion of the transaction, subject to customary closing conditions including receipt of U.S. and foreign antitrust approvals and stockholder approvals.

On January 19, 2021, Coherent announced that it had entered into a merger agreement with Lumentum Holdings Inc. (NASDAQ: LITE) (“Lumentum”) pursuant to which Lumentum agreed to acquire Coherent and each share of Coherent common stock would be exchanged for $100.00 in cash and 1.1851 shares of Lumentum common stock at the completion of the transaction, subject to customary closing conditions including receipt of U.S. and foreign antitrust approvals and stockholder approvals.

Coherent’s board of directors is evaluating MKS’ proposal and has not made a determination as to whether it is superior to the Lumentum transaction under the terms of Coherent’s merger agreement with Lumentum. After consulting with its financial and legal advisors, however, Coherent’s board of directors has determined that MKS’ proposal could lead to a transaction that is superior to its pending transaction with Lumentum and, accordingly, Coherent has determined to engage in discussions with MKS to further evaluate the comparative benefits and risks of MKS’ proposed transaction relative to Coherent’s pending transaction with Lumentum, including the near and long term financial opportunities of each transaction, the expected completion timing of each transaction, and the closing risks associated with each transaction. There can be no assurances that Coherent will conclude that the transaction proposed by MKS is superior to Coherent’s pending transaction with Lumentum and Coherent investors are encouraged to await a final determination from Coherent’s board of directors.

Notwithstanding its receipt of MKS’ proposal and pending discussions between Coherent and MKS, Coherent’s board of directors continues to recommend Coherent’s merger agreement with Lumentum to its stockholders. Coherent’s board of directors is not modifying or withdrawing its recommendation with respect to the Lumentum merger agreement and the Lumentum merger at this time, or proposing to do so, and is not making any recommendation with respect to MKS’ proposal at this time.

Bank of America is serving as financial advisor to Coherent and Skadden, Arps, Slate, Meagher & Flom LLP is serving as legal advisor.

About Coherent

Founded in 1966, Coherent, Inc. is a global provider of lasers and laser-based technology for scientific, commercial and industrial customers. Our common stock is listed on the Nasdaq Global Select Market and is part of the Russell 1000 and Standard & Poor’s MidCap 400 Index. For more information about Coherent, visit the company’s website at https://www.Coherent.com for product and financial updates.

Important Information and Where You Can Find It

In connection with the proposed transaction between Coherent and Lumentum (the “Proposed Transaction”), Lumentum plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. If a negotiated transaction between Coherent and MKS is agreed, Coherent and MKS will prepare and file a registration statement that will include a proxy statement/prospectus related to the proposed transaction, the proposed transaction will be submitted to the stockholders of Coherent for their consideration, and Coherent will provide the proxy statement/prospectus to its stockholders. Coherent, and possibly MKS, may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Coherent or MKS may file with the SEC in connection with the proposed transaction. If a negotiated transaction between Coherent and MKS is agreed, investors and security holders are urged to read the proxy statement/prospectus and the other relevant materials with respect to the proposed transaction with MKS carefully in their entirety when they become available before making any voting or investment decision with respect to the proposed transaction with MKS, because they will contain important information about the proposed transaction with MKS.

Cautionary Note Regarding Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements. These statements include the statement that Coherent’s board of directors has not made a determination as to whether the MKS proposal constitutes or would be reasonably likely to lead to a superior proposal under the terms of Coherent’s merger agreement with Lumentum.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: the determinations made by Coherent’s board of directors following its evaluation of the MKS proposal; actions of Lumentum in response to any discussions with MKS; the results of discussions with MKS; the impact of actions of other parties with respect to any discussions and the potential consummation of the proposed transaction with Lumentum; the outcome of any legal proceedings that could be instituted against Coherent or its directors related to the discussions or the proposed merger agreement with Lumentum; changes in the proposal from MKS; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed merger agreement with Lumentum; the inability to complete the proposed merger with Lumentum due to the failure to obtain stockholder approval for the merger or the failure to satisfy other conditions to completion of the merger, including the receipt of all regulatory approvals related to the merger; the failure of Lumentum to obtain the necessary financing arrangements set forth in the debt commitment letters delivered pursuant to the proposed merger agreement with Lumentum; risks that the proposed transaction with Lumentum disrupts current plans and operations and potential difficulties in employee retention as a result of the proposed merger with Lumentum or the MKS proposal; the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; the effects of local and national economic, credit and capital market conditions on the proposed transactions or on the economy in general, as well as those risks and uncertainties discussed from time to time in our other reports and other public filings with the SEC, including, but not limited to, those detailed in Coherent’s Annual Report on Form 10-K for the fiscal year ended October 3, 2020 (as amended). The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.